Filed pursuant to Rule 433 of the Securities Act of 1933

Registration Statement Nos. 333-167980 and 333-182088

May 25, 2016

Final Term Sheet

Issuer:	Province of British Columbia

Existing Long-Term Issuer Ratings*:	S&P: AAA (stable); Moody’s: Aaa (stable)

Title:	2.25% Bonds, Series BCUSG-9, due June 2, 2026 (the “Bonds”)

Aggregate Principal Amount:	U.S.$750,000,000

Trade Date:	May 25, 2016

Issue Date (Settlement Date):	June 2, 2016 (T+5)

Maturity Date:	June 2, 2026

Interest Payment Dates:	June 2 and December 2 of each year, commencing on December 2, 2016. Interest will accrue from June 2, 2016

Spread to Treasury:	+45.1 basis points

Spread to Mid-Swaps:	+59 basis points

Benchmark Treasury:	UST 1.625% due March 15, 2026

Treasury Spot/Yield:	1.854% / 97-29+

Yield to Maturity:	2.305% semi-annually

Interest Rate:	2.250% per annum; payable semi-annually

Public Offering Price:	99.511% plus accrued interest from June 2, 2016 if settlement occurs after that date

Day Count Convention:	30/360

Redemption:	The Bonds are not redeemable prior to maturity unless a change occurs in the tax laws or

*  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

regulations of Canada that would require the payment of additional amounts on the Bonds. If additional amounts are due, the Bonds may be redeemed at par plus accrued interest.

Minimum Denominations:	U.S.$5,000 and integral multiples of U.S.$1,000 for amounts in excess of U.S.$5,000.

Joint Lead Managers:	BMO Capital Markets Corp. RBC Capital Markets, LLC HSBC Bank plc National Bank of Canada Financial Inc.

Co-Managers:	CIBC World Markets Corp. Merrill Lynch, Pierce, Fenner & Smith Incorporated Scotia Capital (USA) Inc. TD Securities (USA) LLC

CUSIP# / ISIN#:	CUSIP: 11070TAK4 ISIN: US11070TAK43

Listing:	Admission to the Luxembourg Stock Exchange’s Official List and to trading on the Luxembourg Stock Exchange’s Euro MTF Market may be completed following settlement on a reasonable efforts basis.

Settlement:

We expect that delivery of the Bonds will be made against payment therefor on or about June 2, 2016, which is five business days following the date of pricing of the Bonds (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Bonds on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Bonds initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Bonds who wish to trade their Bonds on the date of pricing or the next succeeding business day should consult their own advisor.

Governing Law:	Province of British Columbia and Canada

Prospectus and Prospectus Supplement:	Prospectus dated as of June 19, 2012 and Preliminary Prospectus Supplement dated as of May 25, 2016;

https://www.sec.gov/Archives/edgar/data/836136/000104746916013408/a2228722z424b2.htm

U.S. Legend:

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. at 1-866-864-7760, RBC Capital Markets, LLC at 1-866-375-6829, HSBC Bank plc at 1-866-811-8049 or National Bank of Canada Financial Inc. at 1-212-632-8868.

Canadian Legend:

The Bonds will be offered and sold in Canada pursuant to an exemption from the prospectus requirement in securities legislation of all provinces and territories of Canada, as provided in section 2.34 of National Instrument 45-106 or equivalent legislation.

United Kingdom Legend:

This document is for distribution only to persons who: (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2) (a) to (d) (“high net worth companies, unincorporated associations, etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial

Services and Markets Act 2000, as amended (including the Financial Services Act 2012)) in connection with the issue or sale of any Bonds may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Hong Kong Legend:

The Bonds will not be offered or sold in Hong Kong, by means of this term sheet or any document, other than (i) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO, or (ii) in other circumstances which do not result in the term sheet being a “prospectus” within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of such ordinance.

Taiwan Legend:

The Bonds will not be offered or sold in Taiwan through public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Law of Taiwan. The Bonds will only be available for purchase outside of Taiwan by investors residing in Taiwan that are not otherwise prohibited from investing in the Bonds.

Macau Legend:	The Bonds will not be offered or sold in Macau.

European Economic Area Legend:

If and to the extent that this document is communicated in, or the offer of the Bonds to which it relates is made in, any European Economic Area Member State that has implemented Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU) (the “Prospectus Directive”), this document and the offer are only addressed to and directed at persons in that Member State who are qualified investors within the meaning of the

Prospectus Directive (or who are other persons to whom the offer may lawfully be addressed) and must not be acted upon by other persons in that Member State.

This document does not constitute or form part of any offer or invitation to sell these Bonds and is not soliciting any offer to buy these Bonds in any jurisdiction where such offer or sale is not permitted. This document, the preliminary prospectus supplement and the base prospectus have been prepared on the basis that all offers of Bonds in any Member State of the European Economic Area will be made pursuant to an exemption under the Prospectus Directive, as implemented in that Member State, from the requirement to produce and publish a prospectus for offers of the Bonds. Neither this document nor the preliminary prospectus supplement nor the base prospectus have been approved as a prospectus by a competent authority in any Member State and accordingly none is a prospectus for the purposes of the Prospectus Directive.

Singapore Legend:

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Bonds may not be circulated or distributed, nor may the Bonds be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Bonds are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (A) a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (B) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 239 (1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Bonds pursuant to an offer made under Section 275 of the SFA except: (i) to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA; (ii) where no consideration is or will be given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 32 of the Securities and Futures (offers of Investments)(Shares and Debentures) Regulations 2005 of Singapore.

Other:

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.